May 11, 2016

Writer’s Direct Dial: (5411 4346-5006)

E-mail: lmontero@edenor.com

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549

Re: Empresa Distribuidora y Comercializadora Norte S.A.

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed May 12, 2015

File No. 1-33422

Dear Ms. Thompson,

                                                On behalf of Empresa Distribuidora y Comercializadora Norte S.A. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 27, 2016, related to the above-referenced Form 20-F (the “Form 20-F”).

                                                For convenience, we have reproduced below in italics the Staff’s comments and have provided the Company’s responses immediately below those comments.

Regulatory Framework

VII. C Loans for consumption (mutuums) and assignments of secured receivables, page F-19

  We note your response to comment 1 and have the following additional comments. Please provide a detailed response identifying the classification of specific cash inflows and outflows reflected within your statement of cash flows, along with applicable non-cash disclosures, related to the loans for consumption program with CAMMESA. Please specify which captions are utilized to reflect each of the cash flows. In your response, please also identify which balance sheet accounts are utilized to record the various cash inflows and outflows that occur with respect to the loans for consumption. Additionally, include a description of whether, and how, you are reflecting within your fiscal 2015 statement of cash flows the cancellation of the loan for consumption related to the funding of salary increases.

Edenor has elected to report cash flows from operating activities using the indirect method.

The classification of each specific cash inflows and outflows in our 2014 statement of cash flows was as follows:

Cash flow line item	Thousands of AR$	Type of loan	Explanation

Cash flows from operating activities:

Salaries and interest accrued included within Profit for the year:	(306,753)	Salaries and PP&E mutuums	Salaries paid (cash outflows) and interest accrued under the mutuums.

Accrued interest	26,131	Salaries and PP&E mutuums	Adjustment to reconcile profit to cash flows´.

Increase in accounts payables and loans with CAMMESA:	280,622	Salaries mutuum	Cash inflow for amounts received from CAMMESA in Edenor’s bank accounts.
	100,000	PP&E mutuum	Cash inflow for amounts received from CAMMESA in Edenor’s bank accounts.
	100,000	PP&E mutuum	Cash inflow for amounts received from CAMMESA in FOCEDE's account.

Changes in operating assets and liabilities: Increase (decrease) in other payables:	(93,175)	PP&E mutuum	Non-Cash inflow for amounts received from CAMMESA through FOCEDE, net of cash transfers made by FOCEDE to Edenor related to the PP&E mutuum.

Net cash flows generated by operating activities:	106,825		Represents the amounts received in cash for the PP&E mutuum through FOCEDE and directly from CAMMESA.

Cash flows from investing activities:

Acquisitions of property , plant and equipment:	(106,825)	PP&E mutuum

Represents the portion of acquisitions of PP&E funded with amounts received from CAMMESA directly in Edenor´s bank accounts and those reimbursed to the Company with the amounts received in FOCEDE´s bank accounts.

Net cash flows used in investing activities:	(106,825)

Non-cash activities:	-

Paragraph 43 of IAS 7 states that investing and financing transactions that do not require the use of cash or cash equivalents shall be excluded from the statement of cash flows and disclosed elsewhere in the financial statements in a way that provides all the relevant information about these investing and financing activities. There are no non-cash items for investing activities related to these transactions. For the rest of the variations, as they are all classified as operating cash flows, there are no non-cash items to be disclosed.

We include below a detail of the evolution of the main accounts involved:

Salaries mutuum balance sheet account:

Thousands of AR$
Opening balance as of 12.31.13	-
Cash infow (1)	280,622
Accrued interest (1)	17,365
Payments	-
Balance as of 12.31.14	297,987

(1)     See impact on the statement of cash flow in the table above.

PP&E mutuum balance sheet account:

Thousands of AR$
Opening balance as of 12.31.13	-
Cash infow (1)	200,000
Accrued interest (1)	8,766
Payments	-
Balance as of 12.31.14:	208,766

(1)     See impact in the statement of cash flow in the table above.

FOCEDE account:

Thousands of AR$
Opening balance	(4,237)
Amounts collected by Edenor in relation to Res. No. 347/12 transferred to FOCEDE accounts	501,197
Interest accrued on Res. No. 347/12 amounts transferred to FOCEDE accounts	1,990
Cash transfers made by FOCEDE to Edenor related to Res. No. 347/12	(404,071)
Payments made by FOCEDE to Edenor’s suppliers related to Res. No. 347/12	(175,697)
Provision for other expenses	(97,701)
Expenses related to the FOCEDE´ bank account for the PP&E mutuum	(42)
Cash transfer made by CAMMESA to FOCEDE for the PP&E mutuum	100,000
Cash transfer made by FOCEDE to Edenor related to PP&E mutuum	(6,825)
Balance as of 12.31.14:	(85,386)

In relation to the 2015 impact of the cancellation of the salaries mutuum, during March 2015, Resolution No. 32 issued by the Secretariat of Energy (the “SE”) established a grant through the issuance of Sale Settlements with Maturity Date to be Determined (“the Sale Settlements”) in amounts equal to the funds needed to afford the salary increases for which the Company received loans for consumption. These Sale Settlements were used to compensate the outstanding balances under such loans. Therefore no cash was used to cancel them. The cancellation of the 2014 salaries mutuum in our 2015 statement of cash flow was included within profit for the year (AR$ 298 million) due to the grant obtained and recognized in the “Income recognition on account of the RTI - SE Resolution No. 32/15” line item. This item was adjusted to reconcile profit to cash flows, as it did not involve any cash movement, such that there was no impact in operating or total cash flows in 2015.

  Please provide a complete breakdown of the $3,455,498,000 amount reflected within the caption “Increase in account payable and loans with Cammesa” in your statement of cash flows. For example, please provide to us the cash inflow amounts associated with loans for consumption used to fund higher salary costs and, separately, the cash inflow amounts related to loans for consumption used to fund a portion of 2014 capital expenditures.

A breakdown of the line item “Increase in account payable and loans with CAMMESA” follows:

	Thousands of AR$
Salaries Mutuum:	280,622	See point 1) for a detailed explanation of statement of cash flow impacts.
PP&E Mutuum:	200,000	See point 1) for a detailed explanation of statement of cash flow impacts.
Increase in account payables with CAMMESA:	2,974,876	See a) below.
Total:	3,455,498

a)

Thousands of AR$
Opening balance as of 12.31.13:	1,500,609
Increase in accounts payables with CAMMESA:	2,974,876
CMM recognized in 2014 offset with accounts payables (amount included in the Profit for the year and adjusted in the “Higher costs recognition - SE Resolution No. 250/13 and subsequent Notes” line item in the statement of cash flows, as it did not involve any cash movement) (See note 2.c.III of Edenor’s Financial Statements as of December 31, 2014):	(2,218,426)
Balance as of 12.31.14:	2,257,059

  With respect to the loans for consumption from CAMMESA related to funding a portion of the cost of 2014 capital expenditures, please describe any trust, related bank account(s) or other mechanism utilized to control proceeds from CAMMESA, including the named beneficiary, trustee, or legal owner of the account, and any restrictions under which funds can be utilized by you. Additionally, describe the process followed and timing of when funds are transferred from CAMMESA to the trust account, and when funds are directed to be paid out of the trust account to third party vendors. Specifically indicate whether funds from CAMMESA are transferred into the trust prior or subsequent to the time that you make a capital expenditure. If funds are transferred to the trust before or after you make a capital expenditure purchase, quantify the amount of time between such events. Please also explain how the trust and bank account structure utilized for the loans for consumption for a portion of the cost of 2014 capital expenditures compares to the equivalent account structure utilized for proceeds collected under Resolution No. 347/12.

The procedure established for receiving cash inflows related to the loans for consumption from CAMMESA related to funding a portion of the cost of 2014 capital expenditures was structured through the use of the FOCEDE trust.

This trust was set up in 2012 to manage the amounts collected by Edenor under Resolution No. 347/12. The trustee is Nación Fideicomisos Sociedad Anónima, a professional trustee that is part of Banco de la Nación Argentina, the main government-owned bank in Argentina. The beneficiary of the trust is Edenor.

The process by which the funds were deposited in the trust’s bank accounts and then used to settle Edenor’s obligations related to the 2014 capital expenditures was as follows:

1.       Edenor was required to inform to the SE an annual investment plan with a detail of the investments to be made and an estimation of the funds required for such investments;

2.       Once the annual plan was approved by the SE, CAMMESA deposited the funds in the course of 2014 in a bank account of the trust;

3.       Edenor incurred the necessary expenditures for the approved investments, and presented the related documentation (supplier’s invoices, etc.) to the trustee; and

4.       The FOCEDE approved the documentation and settled the obligations owed by Edenor to its suppliers.

The amounts deposited in the FOCEDE’s bank accounts were only available to be applied to the pre-approved investment plan, and such use was controlled by the trustee.

The FOCEDE has specific bank accounts for each of the following: (i) the funds collected by Edenor under Resolution No. 347/12, and (ii) the funds related to the loans for consumption.

We note that there was no defined timing for approving (i) the plan, (ii) the expenditures or (iii) the settling of the obligations owed by Edenorto its suppliers. As this was the responsibility of the SE and the trustee, Edenor did not have any control over such matters. In addition, the timing for CAMMESA’s  transfer of the funds to the trust was not specified. Accordingly, there was no pre-set relationship between the timing of capital expenditures and the transfer of funds from CAMMESA to the trust.

The process established for the loans for consumption from CAMMESA related to funding a portion of the cost of 2014 capital expenditure is the same as the one established for proceeds collected under Resolution No. 347/12, except that under Resolution No. 347/12, Edenor deposits the amounts collected from users in the bank accounts of the trust, while under these loans for consumption, CAMMESA deposits the amounts in the trust.

It is worth noting that for the loans for consumption, the process was not followed as described above because:

1.       CAMMESA made the initial transfer for AR$ 100 million directly to Edenor’s bank accounts.

2.       As the capital expenditures approval process took longer than expected and agreed by Edenor with its suppliers, Edenor paid in 2014 AR$6.8 million directly to its suppliers, and then requested the reimbursement to the FOCEDE, against presentation of the necessary supporting documentation. Therefore, the FOCEDE transferred AR$6.8 million to Edenor’s bank accounts and did not pay directly to Edenor’s suppliers.

  We understand that repayment of the loan for consumption related to funding a portion of the cost of 2014 capital expenditures is “expressly conditioned to Edenor recovering sustainable financial and economic conditions.” Please explain whether this condition is defined and how it is determined. Specifically address whether there are separate terms and conditions that govern the meaning of “sustainable financial and economic conditions” and whether that term is objectively determinable by you and CAMMESA.

The agreements signed with CAMMESA do not define the term “sustainable financial and economic conditions”, which is the condition required for repayment of the funds. The contract established that the SE was to determine, based on its own discretion, the moment in which Edenor satisfied such condition. Therefore, no objective parameters were set forth for such determination.

Edenor’s Board of Directors understands that this condition may be satisfied once the RTI is concluded at Edenor's reasonable satisfaction. Edenor expects that the RTI will include, in addition to the establishment of final tariff schemes, a revision of costs, required levels of quality, and other rights and obligations under a revised concession agreement. The RTI should also consider the final treatment to be given to all pending issues derived from the breach of the Adjustment Agreement (Acta Acuerdo), including remaining balances and other effects resulting from the partial measures adopted.

  We understand that you are going through an “ongoing integral tariff review process” during 2016 and are hoping for final resolution surrounding repayment of the “loans for consumption” as related to the funding for a portion of the cost of 2014 capital expenditures. Please describe the possible ways in which settlement could occur and your expectations regarding statement of cash flow presentation in each instance. In answering this question, please describe the scenarios that are most likely to occur in your opinion.

The Argentine Government, through Resolution No. 7 of the Ministry of Energy and Mining dated January 28, 2016, instructed the regulatory authority (“ENRE”) to carry out the tariff structure review (“RTI”) of EDENOR, which is expected to come into effect prior to December 31, 2016. Therefore, on April 1, the ENRE issued Resolution No. 55, approving the criteria and methodologies for the carrying out of the RTI, and specifying the information that the Company will be required to submit and which will be the basis for the electricity rate schedules to be proposed by Edenor. Such proposal has to be analyzed and approved by the ENRE, for such electricity rate schedules to be applied during the next tariff period. In turn, the ENRE will have to define certain issues such as the cost of non-supplied electricity, the service quality requirements, the value of the service quality penalties, and the compensation and penalty system.

The scenario we consider most likely to occur is that on or before the RTI process, the Argentine Government recognizes a receivable for the compensation for damages caused to Edenor due to the breach by the Argentine Government of the Adjustment Agreement.  (see “Item 8. Legal Proceedings – Legal actions brought by Edenor” of Edenor’s Form 20-F for the fiscal year ended December 31, 2015).

Additionally, the Company considers that the compensation for damages would be likely to be offset  against the distribution companies’ debts under the loans for consumption, and any other debts the Company may have with the Argentine Government, . In the case of Edenor, although the judicial complaint filed in 2013 and referred to above does not determine the amount of damages claimed, it does contain a methodology for their calculation.

Under such scenario, there should be no impact in the statement of cash flows of Edenor upon offsetting these loans against the “receivable” owed by the Argentine Government.

There is an additional scenario which the Company considers unlikely to occur,  which is that this loan be settled by paying the monthly installments detailed in response to comment 6 below, once Edenor reaches financial and economic conditions of sustainability. Under this scenario, the cash outflows would be shown within the financing activities in the statement of cash flows.

6.       From a legal/contractual perspective, based on terms and conditions that existed as of the balance sheet date and applicable Argentine law, explain whether you are required to repay the loans for consumption to CAMMESA.

The legal form of the agreement entered into with CAMMESA for purposes of carrying out the extraordinary works plan (the “PP&E mutuum”) is a loan. Nevertheless, as previously discussed, Edenor understands these loans to be in substance a substitute of tariff increases through different provisional instruments until the RTI process is concluded. Accordingly, as detailed in the response to comment 5 above, Edenor expects that there will not be any cash outflow to repay these loans. In fact, this was already the case for the salaries mutuum, as explained in the response to comment 1 above.

The “PP&E mutuum” was executed in compliance with the provisions of Resolution No. 65 of the SE, which provided that the methodology and terms for the repayment of the funds to be received by Edenor would be determined by the SE in the future.

In this regard, the agreement stipulated that:

a)     Edenor accepted the methodology and terms to be established by the SE for the repayment of the loans;

b)     the SE would establish a grace period in favor of  Edenor for the repayment of the amounts received;

c)     the financing received would be repaid in equal, consecutive, and monthly installments, following the instructions of the SE;

d)     the applicable interest rate would be equivalent to the monthly average yield of the wholesale electricity market (“MEM”)’s financial investments obtained by CAMMESA; and

e)     the commencement of the financing repayment was conditional on Edenor presenting, at the discretion of the SE, duly audited financial and economic conditions of sustainability.

As explained in response to comment 4 above, Edenor’s Board of Directors understands that the financial and economic conditions of sustainability may be reached once the RTI is concluded at Edenor’s reasonable satisfaction, which should include the recognition of the compensation for damages arising from the breach by the Argentine Government of the Adjustment Agreement, as explained in response to comment 5 above.

Argentine law establishes that in addition to payment, the offsetting of debts is a valid manner by which obligations may be extinguished. Where two parties are reciprocally debtor and creditor of each other, whatever the cause of their mutual debts, the debts for which they are liable are extinguished, as if they were paid, by offsetting them, up to the amount of the lesser debt.

Due to the reasons mentioned in the answer to question 5 above, we consider that Edenor should not be required to repay the funds received from CAMMESA. Instead, the SE should establish as methodology for the settlement of the debt with CAMMESA, that it be offset against the credit for damages that the Company has with the Argentine Government as a consequence of  its breach of the Adjustment Agreement.

The conditions applicable to the salaries mutuum are basically the same as those explained above. As detailed in the response to comment 1, during March 2015, Resolution No. 32 issued by the SE established a grant through the issuance of the Sale Settlements in amounts equal to the funds needed to afford the salary increases for which the Company received loans for consumption. These Sale Settlements were used to compensate the outstanding balances under such loans. Therefore, no cash was used to cancel them.

The Company acknowledges that:

•              The Company is responsible for the adequacy and accuracy of the disclosure in the filing

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities law of the United States.

Any questions relating to this response letter should be directed to me at 5411 4346-5006 and to my colleague, Verónica Gysin, at 5411 4346-5231. We can both be reached by facsimile at 5411 4346-5400.

 Sincerely,

                                                                                                    /s/ Leandro Montero